

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 24, 2010

Mr. Thomas J. McCusker
Executive Vice President for Business Conduct,
        General Counsel and Secretary
*info*GROUP, Inc.
5711 South 86th Circle
Omaha, Nebraska 68127

Re: ***info*GROUP, Inc.**
        Revised Preliminary Proxy Statement on Schedule 14A
        Filed May 18, 2010
        File No. 001-34298

        We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Merger, page 17

1.   We note your response to comment six from our letter dated May 13, 2010. Please clarify your disclosure and provide additional context by discussing which principal business group or operating segment the company's Small Business Group and interactive marketing solutions business unit are associated with. In addition, disclose the sales of each as a percentage of total net sales of the company. We note your disclosure that the company's interactive marketing solutions business unit was expected to be the primary growth engine of the company's digital data solutions.

Mr. Thomas J. McCusker
*info*GROUP, Inc.
May 24, 2010
Page 2

Reasons for the Merger; Recommendation of the M&A Committee and Our Board of Directors, page 35

2.   We note your response to comment nine from our letter dated May 13, 2010. Please disclose that the M&A Committee considered full first quarter results as well as the implication of those results on the 2010 full year results. Disclose the implications, including whether March 2010 results and the full first quarter results continued to reflect the trends noted regarding January and February 2010 financial performance.

3.   We note your response to comment 10 from our letter dated May 13, 2010. Please revise your disclosure to specifically discuss why, based on updates from Evercore, the M&A Committee believed the financial and credit markets were becoming more supportive of merger and acquisition activity.

Opinion of Evercore, page 39

4.   We note your response to comment 11 from our letter dated May 13, 2010. Please confirm that you have disclosed the material projections provided to the third party bidders. Furthermore, please explain why the quarterly projections would not be material to shareholders when monthly projections appeared to be material to CCMP and resulted in CCMP lowering its proposed price per share.

5.   With respect to Evercore's selection of the two-year period ending March 5, 2010 for its historical trading analysis, please elaborate upon the "different industry environment within which the Company operated" in the past two years.

6.   We note your response to our prior comment 12 in our letter dated May 13, 2010; yet, it is still unclear as to how Evercore selected specific multiples. For example, we note the range of selected multiples derived from the selected publicly-traded companies is below the mean and median for both the Marketing Services and Business Information companies listed in the table on page 44. In addition, we note the range of selected multiples derived from the selected precedent M&A transactions appears to be on the low end of the multiples disclosed in the table on page 46. Please revise your disclosure to explain in more specific detail why Evercore chose the particular range of selected multiples for the company.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director